Exhibit 7

DATED  April 19, 2006

(1) FUTUREMEDIA PUBLIC LIMITED COMPANY

(2) ____________________________________________

_________
DEBENTURE

REED SMITH
RAMBAUD CHAROT LLP
Minerva House
5 Montague Close
London SE1 9BB
Tel: +44 (0) 20 7403 2900
Fax: +44 (0) 20 7403 4221

Ref. DJR/CRJ/728098.00006

THIS DEBENTURE is made on     2006 BETWEEN:

(1)	FUTUREMEDIA PUBLIC LIMITED COMPANY (registered under number 01616681) of Nile House, Nile Street, Brighton, East Sussex BN1 1HW (the "Chargor"); and

(2)	CORNELL CAPITAL PARTNERS, LP of 101 Hudson Street - Suite 3700, Jersey City, NJ 07303 (the "Lender").

AGREED TERMS

1.	Definitions and Interpretations

1.1	Definitions
In this deed the following expressions have the following meanings:

"Building Contract" means any building contract entered into or to be entered into by the Chargor in relation to or for the purposes of any Development.

"Charged Property" means all property mortgaged, charged or assigned by this deed.

"Companies" means each of Executive Business Channel Limited and Open Training Sweden AB.

"Debts" means all existing and future book and other debts and rights to money and income (including Rental Income) liquidated and unliquidated owing to the Chargor including the benefit of all negotiable instruments, securities, guarantees and indemnities for such debts and rights but not including cash at bank.

"Designated Account" means any account of the Chargor with any bank which has been notified of the interest of the Lender in such account and has agreed in writing not to permit withdrawals from such account except with the written consent of the Lender.

"Development" means:

(a)	any works of construction on any Real Property; or

(b)	any refurbishment of any Real Property

in accordance with the plans and specifications approved or to be approved by or on behalf of the Lender.

"Development Contracts" means any Building Contract, the existing and future terms of appointment of any architects, quantity surveyors, engineers and other consultants or persons whose services are required for a Development, all existing and future warranty agreements in favour of the Chargor which relate to a Development, and any other existing and future agreement relating to the acquisition, construction, management, design, servicing, marketing, development, operation and use of any Real Property.

"Encumbrance" means a mortgage, charge, assignment by way of security, pledge, lien, any form of distress, attachment, execution or other legal process or any other type of encumbrance or security interest or any other type of arrangement (including any sale and leaseback or sale and repurchase arrangement) having or intended to have a similar effect.

"Enforcement Event" means any of the following events:

(a)	a failure by the Chargor to pay any Secured Liability on the date on which it is due;

(b)	a failure by the Chargor to pay on demand any Secured Liability which is payable to the Lender on demand; or

(c)	any event by virtue of which any Secured Liability becomes due before the date on which it would otherwise be due for payment.

"Environmental Law" means any Law concerning the protection of the environment or human health, the condition of any Real Property or of any place of work or the production, storage, treatment, transport or disposal of any substance capable of causing harm to any living organism or the environment.

"Intellectual Property" means any existing and future right in respect of any patent, copyright, trade mark, service mark, invention, design, know-how, confidential information or any other kind of intellectual property whether registered or unregistered and any registration or application for registration, licence or permission relating to any of the foregoing.

"Investment" means:

(a)	the entire issued share capital of each of the Companies; and

(b)	all stocks, shares and other securities offered by way of redemption, bonus, preference or option or otherwise in respect of any of the shares referred to in (a) above,

"Law" includes common law, any statute, by-law, regulation or instrument and any kind of subordinate legislation; and any order, requirement, code of practice, circular, guidance note, licence, consent or permission made or given under any of the foregoing.

"Lease" includes any underlease, tenancy, letting, licence, any document supplemental or collateral to any of them and any agreement to enter into any of them and the expression tenant will be construed accordingly.

"LPA" means the Law of Property Act 1925.

"Real Property" means all freehold or leasehold property forming part of the Charged Property.

"Receiver" means any receiver appointed over any Charged Property whether under this deed or by order of the court on application by the Lender and includes a receiver and manager and an administrative receiver.

"Rental Income" means all amounts payable to or for the benefit of the Chargor in connection with the occupation of the Real Property including each of the following amounts:

(a)	rent including any increase of rent or interim rent agreed by the Chargor or payable pursuant to any provisions of the Landlord and Tenant Act 1954 and all other sums payable under any Lease;

(b)	sums payable from any deposit held as security for performance of any tenant's obligations or by any guarantor of those obligations;

(c)	any other monies payable in respect of occupation and/or use of any Real Property including any fixture for display or advertisement;

(d)
(any profits, damages, compensation, settlement or expenses awarded or agreed as a result of any claim made by the Chargor in respect of any Real Property net of any costs, fees and expenses incurred but not reimbursed to the Chargor in connection with such claim;

(e)	any monies payable under any policy of insurance in respect of loss of rent;

(f)	any sum payable or the value of any consideration to be given by or on behalf of a tenant for the surrender or variation of any occupational lease or occupancy agreement; and

(g)	any interest payable on any sum referred to above;

"Secured Liabilities" means all liabilities of the Chargor owed or expressed to be owed to the Lender whether or not originally owed to the Lender and whether owed jointly or severally, as principal or surety or in any other capacity provided that Secured Liabilities shall not include the Unsecured Liabilities.

"Security Document" means any document including this deed executed by the Chargor or any third party which grants security rights or rights by way of guarantee or indemnity in respect of the Secured Liabilities.

"Unsecured Liabilities" means the liabilities of the Chargor under Section 3(b)(ii) of the Secured Convertible Note made by the Chargor and dated on or about the date of this deed.

"Value Added Tax" or "VAT" means value added tax or any other tax substituted therefor or in respect of turnover or value added sales.

1.2	Interpretation

In this deed (including any introduction):

(a)	the expression "Lender" includes its respective successors and assigns;

(b)	the expression "Chargor" includes the person deriving title under the Chargor or entitled to redeem the charges created by this deed;

(c)
a reference to any statute or statutory provision includes that statute or statutory provision as amended, extended or re-enacted and to any by-law, regulation, order, instrument or subordinate legislation made under the relevant statute or statutory provision;

(d)
any reference to any agreement or document is a reference to such agreement or document as it may have been or may from time to time be amended, novated, supplemented or replaced by a document having a similar effect;

(e)	reference to the singular includes the plural and vice versa;

(f)	references to clauses and sub-clauses are to the clauses and sub-clauses of this deed;

(g)	reference to any gender includes other genders;

(h)
reference to persons includes individuals, bodies corporate, unincorporated associations, partnerships, governments, states and state agencies (whether or not having separate legal personality) and any reference to any party who is an individual will include his personal representatives;

(i)	the words "including" and "in particular" are to be construed as being by way of illustration or emphasis only and are not to be construed so as to limit the generality of any words preceding them;

(j)	the words "other" and "otherwise" are not to be construed as being limited by any words preceding them;

(k)	references to "property" include choses in action and other intangible property;

(l)
references to liabilities, property, rights, assets or other tangible or intangible things include the whole or any part of them, present and future, actual and contingent and in any part of the world;

(m)	any reference to any property or interest in property includes any such interest or property acquired by the Chargor after the date of this deed;

(n)	any covenant made by or obligation imposed on the Chargor in this deed will continue in force until all the Secured Liabilities have been irrevocably paid in full; and

(o)	the headings to clauses and sub-clauses are to be ignored in construing this deed.

2.	Covenant to Pay

The Chargor covenants with the Lender to pay the Secured Liabilities when due.

3.	Fixed Security

As continuing security for the payment of the Secured Liabilities the Chargor with full title guarantee:

(a)	charges to the Lender by way of equitable mortgage its interest in any freehold or leasehold property acquired by the Chargor after the date of this deed;

(b)	charges to the Lender by way of fixed charge its interest in:

(i)	all existing and future fittings, plant, equipment, machinery, tools, vehicles, furniture and other tangible movable property;

(ii)	any Investment;

(iii)	its existing and future goodwill and uncalled capital;

(iv)	all existing and future cash at bank;

(v)	any Intellectual Property;

(vi)	any money now or at any time after the date of this deed standing to the credit of any Designated Account; and

(vii)	to the extent not otherwise subject to any fixed security in favour of the Lender:

(A)	any existing and future proceeds of any insurance of any Charged Property; and

(B)	any sum now or at any time after the date of this deed received by the Chargor as a result of any order of the court under sections 213, 214, 238, 239 or 244 of the Insolvency Act 1986;

(c)
charges and assigns to the Lender by way of fixed security its interest in the Debts and the benefit of the Debts and any guarantee or security for the payment of any Debts provided that if any such guarantee or security is expressed to be non-assignable then the Chargor charges to the Lender by way of fixed security its interest in and the benefit of it;

(d)
assigns to the Lender its interest in and the benefit of the Development Contracts and the benefit of any guarantee or security for the performance of any of the Development Contracts provided that if any Development Contract is expressed to be non-assignable then the Chargor charges to the Lender by way of fixed charge its interest in and the benefit of it; and,

(e)
charges to the Lender by way of fixed charge, all other existing and future property of the Chargor not charged or assigned by the previous paragraphs of this clause (other than the Chargor's stock in trade or work in progress).

4.	Floating Security

4.1	Creation of floating charge

As continuing security for the payment of the Secured Liabilities the Chargor charges to the Lender by way of floating charge with full title guarantee the whole of its existing and future undertaking and property to the extent not otherwise at any time subject to any fixed charge in favour of the Lender.

4.2	Conversion

Subject to clause 4.3, the Lender may at any time by written notice to the Chargor convert the floating charge created under clause 4.1(Creation of floating charge) into a fixed charge as regards any property specified in the notice if:

(a)	an Enforcement Event has occurred; or

(b)
in the opinion of the Lender such property is at risk of becoming subject to any Encumbrance (other than one in favour of the Lender) or is otherwise at risk of ceasing to be within the ownership or control of the Chargor.

4.3	Moratorium under 1986 Act

The Lender shall not be entitled to convert the floating charge created by clause 4.1 into a fixed charge as a result only of the Chargor obtaining a moratorium or anything done with a view to obtaining a moratorium under section 1A of and schedule A1 to the Insolvency Act 1986.

4.4	Qualifying floating charge

Section 14(2)(a) of schedule B1 to the Insolvency Act 1986 applies to the floating charge created by clause 4.1 which is a "qualifying floating charge" for the purpose of section 14(1) of the Insolvency Act 1986.

5.	Debts

5.1	Dealings with debts

The Chargor will:

(a)	use all its reasonable endeavours to realise the Debts;

(b)
from time to time if required by the Lender provide the Lender with a list of the names and addresses of all debtors of the Chargor and the amount of the Debts owing from each of them and all other information relating to the Debts as the Lender may reasonably require;

(c)	from time to time if required by the Lender execute a legal assignment of any Debt to the Lender in such terms as the Lender may reasonably require and give notice of such assignment to the debtor;

(d)
pay, or procure that the proceeds of realisation of any Debt are paid into a Designated Account nominated by the Lender and pay or otherwise deal with such proceeds in any Designated Account in accordance with any reasonable directions given by the Lender from time to time; and

(e)
permit any bank or other institution with which a Designated Account is held to furnish directly to the Lender from time to time upon request full particulars of all the Chargor's accounts with such bank or other institution and all other information relating to the Chargor as is available to such bank or other institution.

5.2	Prohibited dealings

The Chargor will not except with the prior written consent of the Lender sell, assign, charge, discount, factor or otherwise deal with any of the Debts, or (save for minor bad debts) compound, release or do anything by virtue of which the collection and recovery of any of the Debts may be impeded, delayed or prevented.

5.3	No obligation to recover

The Lender will be under no obligation to take any steps to recover any of the Debts.

5.4	Notice of assignment

At any time the Lender may give notice of assignment of the Debts to any debtor of the Chargor.

6.	Investments

6.1	Deposit of certificates

The Chargor will, as soon as reasonably practical after the date of this deed, deliver to the Lender the share certificates and a duly executed undated stock transfer form in respect of all the issued shares of Executive Business Channel Limited. The Chargor will at the request of the Lender deposit with the Lender the certificates or other documents of title to any other Investment belonging to the Chargor and duly executed undated blank transfers in respect of any such Investment and will promptly pay all monies which may from time to time be due in respect of any such Investment.

6.2	Nominees

If any Investment charged under clause 3(c)(ii) is registered in the name of a nominee for the Chargor, the Chargor will on demand provide to the Lender a power of attorney in favour of the Lender in such terms as the Lender may require duly executed by or on behalf of such nominee.

6.3	Transfer into name of Lender

After the occurrence of an Enforcement Event:

(a)
the Lender may transfer any Investment into its own name or into the name of a nominee and the Chargor agrees to waive and to ensure that any nominees holding any Investment on its behalf waive all rights of pre-emption which may relate to the transfer of any such Investment; and

(b)	pending any such transfer the Chargor will exercise all voting rights in respect of any Investment as directed by the Lender.

6.4	Uncertificated securities

If any Investment is an uncertificated unit of a security, the Chargor will upon the execution of this deed (or in the case of any Investment issued or acquired after the date of this deed as soon as practicable after it is issued or acquired) send or procure the sending to the operator of a relevant system in which title to that Investment is evidenced and transferred of such instructions as the Lender may require to effect the transfer of that Investment into the escrow balance of the Chargor's account with the said operator or after the occurrence of an Enforcement Event into an account in the name of the Lender or a nominee for the Lender.

7.	Representations and Warranties

7.1	Representations and Warranties

The Chargor represents and warrants to the Lender as set out in clauses 7.3 (Charged Property), 7.4 (Avoidance) and 7.5 (Environmental Law).

7.2	Duration and Scope

(a)
The representations and warranties set out in clauses 7.3 (Charged Property), 7.4 (Avoidance) and 7.5 (Environmental Law) will be deemed to be repeated by the Chargor on each day until the Secured Liabilities have been paid in full in relation to the then existing circumstances.

(b)	References to Charged Property in clause 7.3(a), (c) and (d) will not include property subject only to a floating charge in favour of the Lender.

7.3	Charged Property

(a)	The Chargor is the legal and beneficial owner of the Charged Property.

(b)	The Charged Property is free from any Encumbrance.

(c)	The Chargor has not received or acknowledged notice of any adverse claim by any person in respect of the Charged Property or any interest in it.

(d)	All the Charged Property of a repairable nature is in good and substantial repair.

(e)	There is no breach of any Law which materially adversely affects the Real Property.

(f)	There are no covenants, agreements, reservations, conditions, interest rights or other matters whatever which materially adversely affect the Real Property.

(g)	No facility necessary for the enjoyment and use of the Real Property is subject to terms entitling any person to terminate or curtail its use.

(h)	Nothing has arisen or has been created or is subsisting which would be an overriding interest over the Real Property.

7.4	Avoidance

No charge expressed to be created pursuant to this deed is liable to be avoided or otherwise set aside on the liquidation or administration of the Chargor or otherwise.

7.5	Environmental Law

The Chargor has at all times complied in all material respects with all applicable Environmental Law.

8.	Negative Covenants

The Chargor will not except with the prior written consent of the Lender:

(a)
dispose or purport or agree to dispose of any interest in or lend or grant any licence or other right over any property mortgaged, charged or assigned under clause 3 (Fixed Security) or, save for full consideration in money or money's worth and in the ordinary course of the Chargor's business, dispose of any interest in or lend or grant any licence or other right over any of the property charged by way of floating charge under clause 4 (Floating Security) ;

(b)	create, agree to create or allow to arise or remain outstanding any Encumbrance over any Charged Property;

(c)	redeem or purchase its own shares or provide financial assistance for such purposes or pay an abnormal sum by way of dividend; or

(d)
terminate or amend in any material respect any Development Contract or release, settle or discharge any claim, right or entitlement which the Chargor may have under any Development Contract, whether by assignment, transfer, novation or otherwise.

9.	Covenants Relating to Business

The Chargor will:

(a)	carry on its business in a proper manner and not make any material alteration in the nature of its business;

(b)
keep proper accounting records and make all proper entries in relation to its affairs and make such records available for inspection by or on behalf of the Lender or any Receiver at the cost of the Chargor at all reasonable times;

(c)	give to the Lender or any Receiver such information relating to its undertaking or property or otherwise relating to its affairs as either of them reasonably requires; and

(d)	observe and perform all Laws, covenants and stipulations from time to time affecting any Charged Property or otherwise relating to its business.

10.	Covenants Relating to the Charged Property

10.1	Repair

The Chargor will:

(a)	keep the Charged Property of a repairable nature in good and substantial repair and condition; and

(b)
not, without the prior written consent of the Lender, make any structural alterations or additions to or carry out any development (other than a Development) on or make any planning or similar application relating to any of the Real Property.

If the Chargor fails to comply with the covenants in this clause the Lender will be entitled to repair and maintain the Real Property and carry out works of reinstatement at the cost of the Chargor and will for this purpose have the rights of entry set out in clause 10.9 (Rights of entry).

10.2	Insurance

(a)
The Chargor will except as provided in clause 10.2(c) keep all Charged Property which is of an insurable nature insured in the joint names of the Lender and the Chargor against all risks which a prudent person carrying on a business similar to that of the Chargor would reasonably insure against and such other risks as the Lender may from time to time specify (including terrorism):

(i)	in the case of Charged Property other than buildings to its full replacement value; and

(ii)
in the case of buildings on a full reinstatement basis and against all professional fees, Value Added Tax, demolition and site clearance charges and loss of rental and other income derived from such buildings for at least three years (and ensure that the insurance on the buildings and works comprised in a Development is increased as the Development proceeds so that such buildings and works will at all times be and remain insured to their full reinstatement value).

(b)
All such insurances will be in amount and form and with an insurance office acceptable to the Lender and the Chargor will, within 5 business days, produce the policy and the last receipt for such insurances to the Lender and will apply all monies received by virtue of such insurances either in making good the loss or damage in respect of which the monies were received or at the option of the Lender in or towards payment of the Secured Liabilities. If the Chargor fails to comply with this clause the Lender will be entitled to effect any relevant insurance at the cost of the Chargor.

(c)
If the Real Property includes any leasehold property of which the Chargor is the tenant and the landlord under the lease (or any superior landlord) is responsible for the insurance of any buildings on such Real Property and if the terms of such insurance are satisfactory to the Lender and the Chargor:

(i)	procures that the interest of the Lender is endorsed on every relevant policy;
(ii)	procures that every relevant policy contains a clause of the type referred to in clause 10.2(d); and
(iii)	provides a full copy of every relevant policy to the Lender once in every year together with a copy of the receipt for that year's premium,

then such insurance will be deemed to have been accepted by the Lender in satisfaction of the obligation of the Chargor in this deed to insure the relevant buildings.

(d)
The Chargor will ensure that every insurance policy contains a clause (in terms satisfactory to the Lender) under which such insurance will not be prejudiced, vitiated or avoidable as against a mortgagee in the event of any misrepresentation, act or neglect or failure to disclose on the part of the insured party or parties (subject to the payment of any increased premium required by the insurer) and will not be invalidated as against a mortgagee for failure to pay any premium owing without the insurer giving to the Lender ten working days prior written notice.

10.3	Compliance with obligations

The Chargor will in respect of the Real Property:

(a)	pay all rents, rates, outgoings and other sums payable and observe and comply with any covenants, stipulations and conditions binding on the Chargor;

(b)	enforce all tenant's obligations under any Lease over any of the Real Property;

(c)
comply with all obligations under any Law and produce to the Lender within seven days of receipt every notice, order or proposal given or made by any competent authority and make any objections and representations against it as the Lender may require or approve;

(d)	not commit any waste which injures or lessens the value of the Real Property;

(e)	not detach or allow any fixture to be detached from the Real Property except for the purpose of replacing it by another of at least equal value; and

(f)
not fix any Charged Property referred to in clause 3(c)(i) to any land other than the Real Property unless it has obtained the written consent of the Lender and obtained waivers satisfactory to the Lender from all other persons interested in such land of any rights in respect of such Charged Property and has marked such Charged Property in a manner specified by the Lender to indicate it is charged to the Lender.

10.4	Development

The Chargor will:

(a)
as soon as possible apply for and diligently take all steps necessary to obtain all permissions, consents, licences and approvals required by any by-laws, regulations, planning permissions, orders or statutes from time to time in force for the construction or implementation of the Development and produce to the Lender true copies of all such permissions, consents, licences and approvals as soon as they are received;

(b)	engage or employ all such architects, quantity surveyors, engineers and other consultants or other competent persons as may be requisite for the Development;

(c)
complete the Development, or cause the Development to be completed with all due diligence to a high and substantial standard of construction in accordance with the agreed and approved drawings and specifications and in conformity with the provisions of all statutes, orders, by-laws, planning permissions and building and other regulations and conditions and the requirements of the local and other competent authorities;

(d)	diligently and promptly perform its obligations under any Development Contracts and promptly notify the Lender of any dispute or disagreement arising under any of the Development Contracts.

10.5	Proprietorship

The Chargor will not permit any person:

(a)
to be registered as proprietor under the Land Registration Act 2002 of any Real Property nor create or permit to arise any interest with overriding status or which is capable of registration under the Land Registration Act 2002 affecting the Real Property; or

(b)	to become entitled to any proprietary right or interest which might affect the value of the Real Property.

10.6	Notification of acquisitions and disposals

The Chargor will promptly notify the Lender of any proposal, contract, conveyance, option, transfer or other disposition involving the acquisition by the Chargor of any interest in freehold or leasehold property or any disposal by the Chargor of an interest in any Real Property.

10.7	Environmental Law

The Chargor will properly discharge all duties of care and responsibilities placed upon it by Environmental Law and observe and perform all the requirements of Environmental Law both in the conduct of its general business and in the management possession or occupation of the Real Property and will apply for and obtain all authorisations, licences and consents necessary to ensure that it does not breach Environmental Law.

10.8	Powers of leasing

The Chargor's statutory and any other powers of entering into Leases and accepting or agreeing to accept surrenders of Leases will be excluded and will not be exercisable by the Chargor in relation to the Real Property and the Chargor will not without the prior written consent of the Lender:

(a)	part with possession or occupation of, confer any licence or right to occupy nor confer any interest in any Real Property;

(b)	grant any permission to assign, underlet or part with possession or occupation of any Real Property;

(c)	agree or permit any amendment to or waiver of the terms of any Lease (including any Lease under which the Chargor is tenant); or

(d)	exercise any power to determine any Lease.

10.9	Power of entry

The Chargor will permit the Lender, its agents and contractors at reasonable times and upon reasonable notice (or at any time without notice after the occurrence of an Enforcement Event or in case of emergency) to enter into or upon the Real Property without becoming liable as mortgagee in possession:

(a)	to view the state and condition of or to value it;

(b)	to comply with or object to any direction or notice or other matter served upon the Chargor; and

(c)
to carry out at the expense of the Chargor any repairs or maintenance or to take any action which the Lender considers necessary or desirable in connection with the Real Property to procure compliance with any covenant or obligation set out in this deed.

10.10	Identification plate

The Chargor will if so requested by the Lender, place and maintain on each item of property charged pursuant to clause 3(c)(i), in a conspicuous place, a clearly legible identification plate containing the following wording:

"NOTICE OF CHARGE

This [description of item] and ancillary equipment is subject to a fixed charge in favour of ____________."

11.	Enforcement of Security

11.1	Powers arising

Section 103 of the LPA will not apply to this deed and the power of sale and all other powers conferred by section 101 of the LPA as varied or extended by this deed will arise upon execution of this deed by the Chargor.

11.2	Powers exercisable

The power of sale and all other powers conferred by section 101 of the LPA as varied or extended by this deed will be exercisable immediately upon or at any time after an Enforcement Event has occurred.

11.3	Appointment of Receiver

(a)
At the request of the Chargor or, subject to paragraph (d) below, at any time after the occurrence of an Enforcement Event the Lender may appoint by writing a Receiver of any Charged Property upon such terms as to remuneration and otherwise as the Lender thinks fit.

(b)
Any Receiver will be the agent of the Chargor for all purposes and the Chargor will be responsible for such Receiver's acts and defaults and for his remuneration, costs, fees, taxes and expenses to the exclusion of liability on the part of the Lender.

(c)
Where two or more persons are appointed as Receivers under or pursuant to this deed any act authorised to be done by the Receivers may be done by all of them acting jointly or by any one or more of them acting severally.

(d)
The Lender shall not be entitled to appoint a Receiver as a result only of the Chargor obtaining a moratorium or anything done with a view to obtaining a moratorium under section 1A of and schedule A1 to the Insolvency Act 1986.

11.4	Removal of Receiver

The Lender may at any time by writing remove any Receiver (subject to the obtaining of any required order of the court in the case of an administrative receiver) whether or not the Lender appoints any other person as Receiver in his place.

12.	Powers of Receiver and Lender

12.1	Statutory powers

A Receiver will be entitled to exercise all the powers conferred on a receiver by the LPA and, whether or not such a Receiver is an administrative receiver, may exercise all the powers conferred upon an administrative receiver by the Insolvency Act 1986.

12.2	Additional powers

By way of addition to and without limiting the powers referred to in clause 12.1 (Statutory Powers) a Receiver will have power (both before and after the commencement of any liquidation of the Chargor) to do every act and thing and exercise every power:

(a)	which the Chargor would have been entitled to do or exercise if no Receiver had been appointed;

(b)
which such Receiver in his absolute discretion considers necessary or desirable for maintaining or enhancing the value of any Charged Property or for or in connection with the enforcement of the charges created by this deed or the realisation of any Charged Property; and

(c)
which such Receiver in his absolute discretion considers necessary or desirable for completing a Development including continuing and performing the Development, or any part of it, or any other development, entering into a building contract or other contract or agreement for or relating to the Development, or any part of it, or any other development, purchasing such materials and other articles and things as he may think fit in connection with the Development, discontinuing the Development or any part of it, or any other development, and repudiating and rescinding any building contract or other contract or agreement, and may use the name of the Chargor in connection with any exercise of such powers.

12.3	Uncharged property

The powers of a Receiver may be exercised in relation to or in connection with any property of the Chargor whether or not such property forms part of the Charged Property.

12.4	Exercise of powers by Lender

After the occurrence of an Enforcement Event all the powers of a Receiver under clauses 12.1 (Statutory powers), 12.2 (Additional powers) and 12.3 (Uncharged property) may be exercised by the Lender whether or not the Lender goes into possession as mortgagee.

12.5	Prior encumbrances

At any time after the security given by this deed has become enforceable, the Lender may redeem any prior Encumbrance against the Charged Property or procure a transfer of such Encumbrance to itself and may agree the accounts of the person entitled to that Encumbrance and any accounts so agreed will be binding on the Chargor.

13.	Delegation of Powers by Lender or Receiver

13.1	Delegation

The Lender or any Receiver may from time to time delegate by power of attorney or in any other manner to any person the powers, authorities and discretions which are for the time being exercisable by the Lender or a Receiver under this deed in relation to any Charged Property and any such delegation may be made upon such terms as the Lender or such Receiver may think fit. Neither the Lender nor any Receiver will be in any way liable or responsible to the Chargor for any loss or damage arising from any act or omission on the part of any such delegate.

13.2	Possession

If the Lender, any Receiver or any delegate of the Lender or any Receiver enters into possession of any Charged Property any of them may from time to time go out of possession.

14.	Exclusion of Liability

14.1	Liability to account

The Lender will not in any circumstances by reason of it taking possession of any Charged Property or for any other reason whatever, and whether as mortgagee in possession or on any other basis whatever, be liable to account to the Chargor for anything except the Lender's own actual receipts or be liable to the Chargor for any loss or damage arising from any realisation of any Charged Property or from any act, default or omission of the Lender in relation to any Charged Property or from any exercise or non-exercise by the Lender of any power, authority or discretion conferred upon it in relation to any Charged Property by or pursuant to this deed or by the LPA unless such loss or damage is caused by the Lender's own fraud, gross negligence or wilful misconduct.

14.2	Losses on enforcement

Upon the sale of any Charged Property on enforcement of the charges created by this deed, the Chargor will not have any right or claim against the Lender in respect of any loss arising out of such sale however such loss may have been caused and whether or not a better price could or might have been obtained on the sale of such Charged Property by either deferring or advancing the date of such sale or for any other reason.

14.3	Application to Lender and Receiver

The provisions of clauses 14.1 (Liability to account) and 14.2 (Losses on enforcement) will apply in relation to the liability of any Receiver and any delegate of the Lender or any Receiver in all respects as though every reference in clauses 14.1 (Liability to account) and 14.2 (Losses on enforcement) to the Lender were reference to such Receiver or (as the case may be) to such delegate.

15.	Reimbursement and Indemnity

15.1	Reimbursement

Any sums paid or expended by the Lender or any Receiver either:

(a)
as a result of the Lender or any Receiver taking action which the Lender or any Receiver considers necessary or desirable in connection with any Charged Property or to procure compliance with any covenant or obligation on the part of the Chargor contained in any Security Document; or

(b)	which is in respect of any action or thing expressed in this deed to be done at the cost of the Chargor,

and all costs, fees, taxes and expenses incurred by the Lender or any Receiver under or in connection with this deed or its enforcement and/or the preservation of the Lender's rights under this deed will be reimbursed by the Chargor to the Lender on demand. The Lender will also be entitled to charge the Chargor a reasonable fee to recover the cost of management time spent in connection with the preservation of its rights under this deed which will be payable by the Chargor on demand.

15.2	Indemnity

The Chargor will indemnify the Lender (whether or not acting as mortgagee in possession) and any Receiver against all liabilities, claims and expenses whether arising out of contract or in tort or in any other way (including any liability of the Lender or any Receiver under any Environmental Law) which may at any time be incurred by either of them (or by any person for whom they may be vicariously liable) in connection with this deed or for anything done or omitted to be done in the exercise or purported exercise of their powers pursuant to this deed.

15.3	Secured Liabilities

All monies payable by the Chargor under this clause will form part of the Secured Liabilities and if unpaid will bear interest (both before and after judgment) at a rate equal to any default rate specified in any loan or facility or other agreement between the Chargor and the Lender and will form part of the Secured Liabilities. If there is more than one such agreement, then the default rate shall be the highest rate payable.

16.	Application of Sums Realised

Subject to claims having priority to the charges created by this deed all monies received by a Receiver will be applied in the following order:

(a)
in payment of all costs, fees, taxes and expenses incurred by the Receiver in or pursuant to the exercise of the powers set out in this deed and of all other outgoings properly payable by the Receiver;

(b)	in payment of remuneration to the Receiver;

(c)	in payment of the Secured Liabilities to the Lender; and

(d)	the balance (if any) will be applied as required by law.

17.	Protection of Persons Dealing with Lender or Receiver

No person dealing with the Lender or any Receiver will be concerned to enquire:

(a)	whether any event has happened upon which any of the powers contained in this deed may have arisen or be exercisable;

(b)	otherwise as to the propriety or regularity of any exercise of the powers conferred by this deed or of any act purporting or intended to be in exercise of such powers; or

(c)	whether any Secured Liabilities remain owing.

18.	Notice of Subsequent Charge

If the Lender receives notice of any subsequent charge or other interest affecting any Charged Property, it may open a new account for the Chargor in its books and may transfer any outstanding balance owing by the Chargor to such new account. If the Lender does not do so then, unless it gives express written notice to the contrary to the Chargor, all payments made by the Chargor to the Lender will as from the time of receipt of such notice by the Lender be treated as having been credited to a new account of the Chargor and not as having been applied in reduction of the Secured Liabilities.

19.	Further Assurance

19.1	Execution of further documents

As and when required by the Lender or any Receiver the Chargor, at its own cost, will (and will procure that every party other than the Lender to any Security Document will):

(a)
execute such further legal or other mortgages, fixed or floating charges or assignments in favour of the Lender for itself or any Receiver from time to time requires over any Charged Property to secure the Secured Liabilities such further mortgages, charges or assignments to be prepared at the cost of the Chargor and to contain a power of sale which arises immediately upon execution, a clause excluding section 93 of the LPA and the restrictions contained in section 103 of the LPA and such other clauses for the benefit of the Lender or any Receiver may reasonably require;

(b)
execute and do all such assurances, deeds, documents, acts and things for perfecting or protecting the mortgages, charges and assignments created by this deed or any Security Document and for facilitating or effecting any dealing by the Lender or any Receiver under any authorities or powers granted under any Security Document; and

(c)
upon or with a view to assisting in any enforcement of any mortgage, charge or assignment created by this deed convey, transfer, assign or otherwise deal with any Charged Property in such manner as the Lender or any Receiver may require.

19.2	Documents of title

The Chargor undertakes to deposit with the Lender the deeds and documents of title relating to any property charged pursuant to clause 3(b) and, whenever required by the Lender, the Investments and the Intellectual Property immediately after they come into the Chargor's possession or control.

20.	Power of Attorney by Chargor

The Chargor irrevocably and by way of security appoints each of the Lender, any person authorised in writing by or on behalf of the Lender and any Receiver its attorney in each case (with full power to appoint substitutes and to delegate) severally in its name and on its behalf to execute any document or do any act or thing which the Chargor is obliged to execute or do whether under any Security Document or which the Lender or the Receiver (or any substitute or delegate) may in their absolute discretion consider appropriate:

(a)	in connection with the exercise of any of their rights or powers arising under or by virtue of any Security Document, the LPA or the Insolvency Act 1986; or

(b)	to perfect, vest in or assure to the Lender any security for the Secured Liabilities granted to the Lender or which the Lender may require to have granted to it under any Security Document.

21.	Set-off

21.1	Combination of accounts and set-off

The Lender may, at any time after an Enforcement Event has occurred and without notice to the Chargor:

(a)	combine or consolidate any of the accounts of the Chargor of any nature with the Lender; and/or

(b)	set-off or transfer any monies standing to the credit of any such accounts in or towards satisfaction of the Secured Liabilities.

21.2	Time deposits

The Lender may exercise its rights under clause 21.1 (Combination of accounts and set-off) even in a case where such monies have been deposited with the Lender for a specific period and such period has not expired.

21.3	Currency conversion

Where such combination or set-off requires the conversion of one currency into another, such conversion will be calculated at HSBC's spot rate of exchange between the currencies at the time of the combination or set-off.

22.	Discharge of Security

22.1	Discharge conditional

Any discharge of the Chargor made by the Lender in reliance on a payment or Security Document given by another person will be of no effect if that payment or Security Document is avoided, reduced or invalidated for any reason and the Lender will be entitled to recover from the Chargor on demand the amount of such payment or the value of any such Security Document.

22.2	Retention of Security

Following any discharge of the Chargor made by the Lender in reliance on a payment or Security Document given by another person the Lender may retain the security constituted by this deed until the expiry of the maximum period within which such payment or Security Document can be avoided, reduced or invalidated for any reason provided that if such other person goes into liquidation or administration within that period the Lender may retain the security constituted by this deed for as long as it thinks fit.

23.	Communications

23.1	Demands and other communications

Any demand for payment or any other communication made or given on or to the Chargor under or in connection with this deed may be left at any address referred to in clause 23.2 (Address for service) or sent there by first class post or facsimile. Any such demand will be validly made whether or not it contains a statement as to the amount of the relevant Secured Liabilities or an inaccurate or incomplete statement of the Secured Liabilities.

23.2	Addresses for service

The addresses for service referred to in clause 23.1 (Demands and other communications) are:

(a)	the Chargor's registered office;

(b)	any address at which the Chargor carries on business;

(c)	any address shown on any current letterhead of the Chargor; and

(d)	the address of the Chargor shown in this deed or, if the Chargor has given written notice to the Lender of any other address for service, the most recent address so notified.

23.3	Facsimile service

A document served by facsimile may be sent to any facsimile number shown on any current letterhead of the Chargor or specified in any notice of the kind referred to in clause 23.2(d).

23.4	Proof and time of service

In proving service of a document it will be sufficient to prove that it was:

(a)	left at the relevant location in which case it will be deemed to be received when so left;

(b)	properly addressed, stamped and posted in which case it will be deemed to be received on the next working day in the place of receipt following the day when it was posted; or

(c)	transmitted by facsimile in which case it will be deemed to be received when the sending facsimile machine produces a print out which confirms that transmission has taken place.

24.	Assignment and Transfer

24.1	Lender

The Lender may at any time, with the prior consent of the Chargor, assign or transfer the whole of its rights under this deed to any person.

24.2	Chargor

The Chargor may not assign any of its rights or transfer any of its obligations under this deed or enter into any transaction which would result in any of these rights or obligations passing to another person.

24.3	Disclosure

The Lender may disclose any information about the Chargor to any person connected to or associated with them and (in the case of the Lender) to any person to whom the Lender proposes to assign or transfer (or has assigned or transferred) any of its rights under this deed.

25.	Miscellaneous

25.1	Trust

This security is granted to the Lender for itself. The Lender may make demand of the Chargor and otherwise exercise its rights under this deed.

25.2	Delay and Waiver

The rights of the Lender under this deed will not be prejudiced by any delay in exercising them or by any other act done or omitted by the Lender which but for this clause might have been deemed a waiver of such rights nor will any exercise of any such right preclude any further exercise of such right or any other right.

25.3	Certificates

A certificate by the Lender as to any amount for the time being due to it by the Chargor will be conclusive evidence of the amount so due in the absence of any manifest error

25.4	Severability

Each of the provisions of this deed is severable and distinct from the others and if at any time one or more of such provisions is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this deed will not in any way be affected or impaired.

25.5	Rights cumulative

All rights of the Lender are cumulative and any express right conferred on the Lender under this deed may be exercised without prejudicing or being limited by any other express or implied right of the Lender.

25.6	Continuing Security

This deed is a continuing security and extends to the balance from time to time of the Secured Liabilities irrespective of any intermediate payment of monies due to the Lender.

25.7	Other Security

This deed is in addition to and will not in any way be prejudiced or affected by the holding or release by the Lender or by any other person of any other security at any time held by the Lender.

25.8	Consolidation

The restrictions on the right of consolidating mortgage securities contained in section 93 of the LPA will not apply to this deed.

25.9	Land Registry Consent

By executing this deed the Chargor consents to the entry of the following restriction against any registered titles (and any unregistered properties subject to compulsory first registration) which are at any time subject to this deed:

"No disposition of the registered estate by the proprietor of the registered estate or by the proprietor of any registered charge is to be registered without a written consent signed by the proprietor for the time being of the charge dated [date] in favour of __________ referred to in the charges register or, if appropriate, signed on such proprietor’s behalf by its duly authorised officer."

26.	Governing Law and Jurisdiction

26.1	Law

This deed is governed by English law.

26.2	Courts of England

Without limiting clause 26.3, the courts of England will have jurisdiction to settle any disputes which may arise out of or in connection with this deed.

26.3	Other courts

Clause 27.2 is for the exclusive benefit of the Lender which reserves the right to bring proceedings in respect of any matter which arises out of or in connection with this deed in the courts of any country which have or claim jurisdiction in relation to that matter.

26.4	Waiver of objection

The Chargor waives any objection on the ground of inconvenient forum to any proceedings which relate to this deed being brought:

(a)	in the courts of England; and

(b)	in any other courts by virtue of clause 26.3.

26.5	Service of process

The Chargor agrees:

(a)
that any process or other document connected with proceedings in the English courts which relate to this deed will be treated for all purposes as having been duly served on the Chargor if it is received by Brown Rudnick Berlack Israels LLP, 8 Clifford Street / London W1S 2LQ (FAO: Mark Dorff / Adrian Yeandle); and

(b)
that if, at any time, the Chargor fails to maintain a process agent in London authorised to receive such process and documents, the Lender may, on the Chargor's behalf, appoint any person whom the Lender thinks appropriate to be the Chargor's process agent in London and that appointment will be, in every respect, as effective as if made by the Chargor itself.

26.6	No exclusion or limitation of rights

Nothing in this clause 27 excludes or limits any right which the Lender may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

26.7	Proceedings in more than one jurisdiction

If the Lender commences proceedings in connection with this deed that will not prevent the Lender from commencing proceedings (whether concurrently or not) with respect to this deed in another jurisdiction.

This deed has been executed and delivered as a deed on the date shown at the beginning of this deed.

EXECUTED as a DEED by FUTUREMEDIA PUBLIC LIMITED COMPANY acting by two Directors or one Director and a Company Secretary	...................................... Director ....................................... Director / Secretary

EXECUTED as a DEED by By: Its:	......................................